Mail Stop 3561

March 13, 2008

Mr. Patrick M. Byrne
Chairman and Chief Executive Officer
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, Utah   84121

       Re: **Overstock.com, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Forms 10-Q for Fiscal Quarters Ended September 30, 2007,
             June 30, 2007 and March 31, 2007
             File No. 0-49799

Dear Mr. Byrne:

We have reviewed your response dated March 11, 2008 to our previous letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 49

Revenue Recognition

2.   Please revise your discussion of critical accounting policies and estimates to include a more detailed discussion of the methodology used to estimate delivery dates along with a sensitivity analysis similar to that provided in Section 6 of your most recent response to comment 4 of our letter dated March 7, 2008.

3.   We note your response to comments 3, 4 and 5 of our letter dated March 7, 2008 regarding the method and approach you used to support your conclusion that the delivery date is typically one to six business days from the date of shipment. It has been our understanding that, since you have stated actual delivery information is not available at each period end, the purpose of the analysis and testing you performed was to establish a model to more accurately estimate the amount of revenue to be recognized based on delivery dates to comply with the GAAP guidelines discussed in SAB 104. Based on the results of your analysis and testing, the sensitivity analysis provided in Section 5 of your response to comment 4 indicates using one to six business days from the date of shipment could understate by 75% the amount of deferred revenue as well as net loss each period. In this regard, it appears that the more appropriate adjustment for deferred revenue in fiscal 2007 would be $13.7 million with a cumulative net loss of $2.1 million, resulting in a net loss for fiscal 2007 of $45.4 million. Please revise your financial statements for fiscal 2007 and related disclosures accordingly, or explain to us why you believe using one to six days to calculate the amount of revenue to defer each period is more appropriate than using one to at least eight business days. We believe the two additional days at a minimum would appear to provide a more accurate revenue cutoff at each period end based on your analysis which shows that only 3% of shipments are delivered on day one and 11% of shipments are delivered on day seven and thereafter. Also, as you note, you were unable to determine the delivery date on 4% of the shipments in your sample. Further, a revenue recognition policy that uses at least eight business days would also appear to more closely mirror the transit time for media shipments which accounted for 13% of the orders you tested.

4.   Reference is made to your table in response to comment 5 of our letter dated March 7, 2008. Out of the 18 shipments delivered on day eight and thereafter, please tell us the number of shipments delivered and the % of total shipments delivered on day eight, day nine, day ten and thereafter.

General

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief